SCHEDULE 13G

CUSIP NO. 749938 10 6                          Page 1 of 8 Pages

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                   -----------------------------

                     SCHEDULE 13G
                          (Rule 13d-102)

     INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 1)



                       RMH Teleservices, Inc.
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                          (Name of Issuer)


                           Common Stock
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                   (Title of Class of Securities)

                           749938 10 6
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                        (CUSIP NUMBER)

CUSIP NO. 749938 10 6          13G             Page 2 of 8 Pages

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1.  Name of reporting persons
    S.S. or I.R.S. Identification
    No. of Above Persons
                   Raymond J. Hansell
                   MarySue Lucci Hansell
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2.  Check the appropriate box if a member of a group*
                                         (a)    [__]
                                         (b)        [ X]
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3.  SEC use only

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4.  Citizenship or place
    of organization                      United States of America

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                         5. Sole Voting Power
                                 -0-
Number of               ----------------------------------------
Shares Beneficially      6. Shared Voting Power
Owned by Each                    1,935,300
Reporting Person         ----------------------------------------
With                      7. Sole Dispositive Power
                                  -0-
                        ----------------------------------------
                          8. Shared Dispositive Power
                                 1,935,300
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9.  Aggregate amount beneficially
    owned by each reporting person       1,935,300

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10. Check box if the aggregate amount
    in row (9) excludes certain shares*
                                                [__]

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11. Percent of class represented by
    amount in row (9)                           23.8%

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12. Type of reporting person*
                                                 IN
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                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 749938 10 6           13G             Page 3 of 8 Pages

                          SCHEDULE 13G
            UNDER THE SECURITIES EXCHANGE ACT OF 1934

ITEM 1(A).     NAME OF ISSUER:

               RMH Teleservices, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               40 Morris Avenue
               Bryn Mawr, PA 19010

ITEM 2(A).    NAME OF PERSON FILING:

               Raymond J. Hansell

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
               RESIDENCE:

               c/o RMH Teleservices, Inc.
               40 Morris Avenue
               Bryn Mawr, PA 19010

ITEM 2(C).     CITIZENSHIP:

               United States

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(E).     CUSIP NUMBER:

         749938 10 6

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULES
               13D-1(B) OR 13D-2(B) , CHECK WHETHER THE PERSON
               FILING IS A:  N/A

                 (a) [__]  Broker or dealer registered under
                           Section 15 of the Act,

                 (b) [__]  Bank as defined in Section 3(a)(6) of
                           the Act,

CUSIP NO. 749938 10 6           13G             Page 4 of 8 Pages


                 (c) [__]  Insurance Company as defined in
                           Section 3(a)(19) of the Act,

                 (d) [__]  Investment Company registered under
                           Section 8 of the Investment Company
                           Act,

                 (e) [__]  Investment Adviser registered under
                           Section 203 of the Investment Advisers
                           Act of 1940,

                 (f) [__]  Employee Benefit Plan, Pension Fund
                           which is subject to the provisions of
                           the Employee Retirement Income
                           Security Act of 1974 or Endowment
                           Fund; see 13d-1(b)(1)(ii)(F),

                 (g) [__]  Parent Holding Company, in accordance
                           with Rule 13d-1(b)(ii)(G); see Item 7,

                 (h) [__]  Group, in accordance with Rule 13d-
                           1(b)(1)(ii)(H).

ITEM 4.        OWNERSHIP.

                 (a)  Amount beneficially owned:

                      1,935,300

                 (b)  Percent of Class:

                      23.8%

                 (c)  Number of shares as to which such
                      person has:

                      (i)   Sole power to vote or
                            direct the vote:  -0-

                      (ii)  Shared power to vote or
                            to direct the vote:  1,935,300

                      (iii) Sole power to dispose or
                            direct the disposition of:  -0-

                      (iv)  Shared power to dispose or
                            direct the disposition of:  1,935,300

CUSIP NO. 749938 10 6           13G             Page 5 of 8 Pages
Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF
               A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [__]

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON.

               Not Applicable.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE
               SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
               REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
               THE GROUP.

               Mr. Hansell, Ms. Lucci and Advanta Partners LP are parties to a Voting Agreement (the "Voting Agreement") pursuant to which Advanta Partners, on the one hand, and Mr. Hansell and Ms. Lucci, on the other, agree to vote for two nominees of the other to the Company's Board of Directors. Each party's rights under the Voting Agreement terminate when such party's ownership of Common Stock become less than 25% of such ownership after the completion of the Company's initial public offering. See the attached exhibit for more information regarding the parties to the Voting Agreement.



ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10.       CERTIFICATION.

               Not Applicable.

CUSIP NO. 749938 10 6         13G               Page 6 of 8 Pages


                           SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   February 12, 1998
                                   -----------------------------
                                            (Date)

                                   /s/ Raymond J. Hansell
                                   -----------------------------
                                          (Signature)



                                        Raymond J. Hansell
                                   -----------------------------

                                          (Name/Title)

CUSIP NO. 749938 10 6            13G           Page 7 of 8 Pages



                 Exhibit:  Parties to the Voting Agreement
                  ---------------------------------------

   Name              Citizenship/Place of     Principal
                       Organization           Business Address

Raymond J. Hansell  United States of America  40 Morris Ave.
                                              Bryn Mawr, PA 19010

MarySue Lucci
Hansell             United States of America  40 Morris Ave.
                                              Bryn Mawr, PA 19010

Advanta Partners    Pennsylvania limited      Welsh & McKean Rds.
LP                  partnership               P.O. Box 844
                                              Spring House, PA
                                              19477-0844

CUSIP NO.749938 10 6        13G               Page 8 of 8 Pages


                     RULE 13d-1(f)(1) AGREEMENT


          The undersigned persons, on February 12, 1998, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock, no par value of RMH Teleservices, Inc. as of the 12th day of February 1998.



                                  /s/ Raymond J. Hansell
                                  -----------------------------
                                   Raymond J. Hansell


                                  /s/ MarySue Lucci Hansell
                                  -----------------------------
                                   MarySue Lucci Hansell